Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Cooperation Agreement with Skywell Automobile, the Manufacturer of Leading Chinese Electric Vehicle Skyworth

HANGZHOU, China, March 29, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that, on March 16, 2022, the Company, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. (“Zhejiang Jiuzi”), has entered into an one-year strategic cooperation agreement (the “Agreement”) with Jiangsu Skywell Automobile Co., Ltd. (“Skywell”), the manufacturer of Skyworth, a leading Chinese electric vehicle.

Skywell’s parent company, Skywell New Energy Automobile Group, is a high-tech enterprise headquartered in Jiangsu Province, which integrates research and development, production, and sales of new energy passenger vehicles. Its electric vehicle (EV) brand “Skyworth” is in partnership with Skyworth Group Co., Ltd., which is one of the top five television brands in the world with annual TV shipments exceeding 17 million units. Skywell is also one of the few large auto groups in China with full series production qualification of new energy commercial vehicles and passenger vehicles. In 2019, Skywell New Energy Automobile Group ranked first in the new energy commercial vehicle industry in Jiangsu Province.

Pursuant to the Agreement, Zhejiang Jiuzi is granted non-exclusive right to use Skywell’s “Skyworth” trademark and sell its new EV6 SUV series during 2022-2023. Through Skywell’s preferential sales policies, Zhejiang Jiuzi plans to purchase 500 EVs of both mass-production and customized models. The Skyworth EV6 comes with a full-electric variant with a NEDC-rated range of 600km (the EV6-600+) and a hybrid electric version with an estimated range of 1,000km (the EV6-HTi).

Skyworth EV6 model also comes with a number of safety and driving assistance features, including advanced braking, traction control, and a higher trim that includes advanced driving tech such as adaptive cruise control, lane keep assistance, and automatic emergency braking.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “At Jiuzi, we believe that the power of electric vehicles is to achieve carbon neutral, green and sustainable financial growth simultaneously and prevalently. This year’s government work report explicitly showed that China is among the leading markets with its stringent 2025 fuel consumption requirements for passenger vehicles, which supports major updates for EVs to align with the country’s decarbonization mission. That is why we are committed to this new energy business and have since formed sales partnerships with leading EV brands around the country.”

“We could not be prouder to form this cooperation. Having one of our leading EV partners Skywell is a manifestation of what we do and an effort to validate our mission while expanding our sales network. Skywell is also an integral partner to Jiuzi, who will help us localize and further expand our presence with their advanced EV models and proprietary technologies. We are confident that this partnership will drive better performance for both and expand our reach to increase monetization in key markets across China. We are expecting a contractual income close to RMB60 million to Jiuzi from this robust collaboration with Skywell,” Mr. Zhang said.

About Jiangsu Skywell Automobile Co., Ltd.

Jiangsu Skywell Automobile Co., Ltd. is a modern high-tech automobile company specializing in the development, manufacture, and sales of new energy passenger vehicles. Its parent company, Skywell New Energy Automobile Group, was founded with RMB200 million in registered capital in 2019. The parent is headquartered in Nanjing Airport High-tech Industrial Park and is a high-tech enterprise headquartered in Jiangsu Province, which integrates research and development, production and sales of new energy passenger vehicles. It is also one of the few large auto groups in China with full series production qualification of new energy commercial vehicles and passenger vehicles. In 2019, the group ranked first in the new energy commercial vehicle industry in Jiangsu Province.

Skywell debuted its first car, mid-sized sport utility vehicle ET5, in October 2020. The company plans to launch at least four pure electric Skyworth models between 2020 and 2025. For more information, please visit: https://www.skyworthev.com/.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)